UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-36765

Momo Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Determination of Independence of Certain Directors

and Change to Composition of Nominating and Corporate Governance Committee

The board of directors of Momo Inc. (the “Company”) has determined that each of Messrs. Yong Li, Neil Nanpeng Shen and Feng Yu, directors of the Company, is an independent director of the Company. In addition, effective on December 10, 2015, Mr. Yong Li has replaced Mr. Yan Tang, chairman and chief executive officer of the Company, as a member and the chairman of the nomination and corporate governance committee of the Company’s board of directors, and Mr. Tang has ceased to be a member of such committee. As a result of the foregoing changes, the Company’s board of directors now consists of a majority of independent directors, and each of the audit committee, compensation committee and nominating and corporate governance committee of the Company’s board of directors is fully independent, each consisting of three independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Momo Inc.

By:	/s/ Jonathan Xiaosong Zhang
Name:	Jonathan Xiaosong Zhang
Title:	Chief Financial Officer

Date: December 10, 2015

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